Continental

"Exemption No. 82-1357"

Press Release

04010829

04 MAR 23 AM 7:21

SUPPL

Continental continues to expand tire production capacities in low cost countries

- International automotive supplier invests in new plant in Brazil

- Joint Venture in Malaysia bolsters production with focus on NAFTA market

Hannover, March 16, 2004. Continental AG, Hannover, is strengthening its presence on the tire market throughout the world. The international automotive supplier is building a new plant in Brazil while planning to expand its production basis in Malaysia together with its joint venture partner Sime Darby. "With this forward-looking decision, we are continuing to broaden our activities in high-growth markets as well as expanding our production at low cost locations," according to Continental's Executive Board Chairman, Manfred Wennemer.

Plans are to invest 150 million euros in the first phase, with investments for the total project totaling more than 250 million euros. By 2008, this will create an additional annual capacity of 7 million passenger tires and 700,000 tires for commercial vehicles. This increase will serve mainly to supply the NAFTA region, where the number of tires produced in low cost countries is to date still very low. With these measures, this share should increase initially to more than 30 percent. Wennemer pointed out that, in keeping with this strategy, the corporation is still looking hard for a cooperation partner in China. "We are of course also staying on top of things in China."

"The new economical capacities are just what we need to turn our passenger tire business around in the NAFTA region and to attain profitable growth," stressed Martien de Louw, Continental's Executive Board Member responsible for Passenger Tires.

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"We assume that the market in the NAFTA region will grow by eleven percent to 382 million passenger tires by 2008. We are getting ready now to deal with this growth."

Even before production gets started in the new plant in Camacari in the Brazilian state of Bahia at the end of 2005 or beginning of 2006, Continental Sime Tyre will start its manufacturing operations in Alor Star, Malaysia. At the same time, expansions are underway in Kuala Lumpur with the focus on tires for commercial vehicles.

"We are holding talks here with our joint venture partner, Sime Darby, and are confident that, together, we will continue to broaden our very successful business activities," said Dr. Hans-Joachim Nikolin, Continental's Executive Board Member responsible for Commercial Vehicle Tires. He announced that after completion of the passenger tire plant in Camacari, a plant for commercial vehicle tires will also be built there, with production starting at the end of 2006 or beginning of 2007. More than 1000 jobs will be created in Brazil and about 200 in Malaysia.

The Continental Corporation is a leading supplier of brake systems, chassis components, vehicle electronics, tires and technical elastomers. In 2002 the corporation realized sales of EUR11.4 billion. At present it has a worldwide workforce of 69,000.

Hannes Boekhoff
Head of Press
Tel.: +49-0511-938-1278
Fax: +49-0511-938-1055
E-Mail: prkonzern@conti.de

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Continental

Press Release

"Exemption No. 82-1357"

04 MAR 23 AM 7:21

2nd Continental Safety Study:

Germans Now Savvier on Car Safety

Know much more about active systems like ABS and ESP

Geneva/Hannover, March 2004. Germans motorists have become a lot savvier on vehicle safety. As the 2nd "Continental Safety Study" shows, they are much more in the know as regards automotive safety systems like ABS or ESP than was the case just one year back. At the same time the survey, conducted by the TNS EMNID institute, confirms that around 70 percent of all motorists are in favor of a law requiring ABS and ESP in new vehicles and more than 90 percent rate vehicle safety as more important than riding comfort.

Things have changed considerably in just a year and a half. 61.2 (2002: 54.0) percent of the 1000 German motorists surveyed in December 2003 have learned that a hammer-like noise is quite normal when an ABS brake is activated and does not mean the car has to be brought in for an inspection. "The Continental Safety Offensive launched a year ago certainly played a role here by providing information on the functioning and effect of different vehicle safety systems," noted deputy Board chairman, Dr. Wolfgang Ziebart, at the Geneva Motor Show.

Whereas a year ago close to two-thirds of all drivers were not able to aptly describe the accident prevention functions of the anti-skid system ESP, the share has now dropped to under fifty percent. "And this positive trend will persist, thanks to better and harder-hitting information," opinioned Dr. Ziebart.

Already 71.1 (61.4) percent of those surveyed can identity the abbreviation ESP as electronic stability program, 93.3 (91.5) percent now know what ABS is. The antilock brake system has been standard for twenty years now, ESP for less than ten years. "Theoretical training should now also cover vehicle safety so that drivers are able to optimally benefit from the advantages of this safety technology in the event of an emergency," said Dr. Ziebart.

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He noted that, according to the study, six out of every ten motorists have to panic brake several times in the course of a year. That's 3.6 percentage points more than a year ago. Whereas as many as three out of every four young motorists aged twenty-five or under have had to brake hard, only one out of two among drivers over 60 have had to do so. What's more, around 25 percent of the young drivers indicated that the vehicle started to break away or even begin to skid when they braked hard. For those over 60 this was the case for only around five percent. "This may be due in part to a riskier temperament and less experience among younger motorists. Young drivers are also more likely to be on the road with older models, fewer of which are equipped with ABS and ESP systems," said Dr. Ziebart.

Another finding of note: As in the first survey, two-thirds of those interviewed did not feel in any way demoted to a backseat driver when active safety systems intervene – even contrary to the intention of the driver – to prevent an accident. More than 85 percent of those surveyed are still of the opinion that the more you use your vehicle, the more you should invest in safety.

"These findings show above all that with our innovative vehicle safety systems we have taken the right tack to respond even better to the wishes of the customers in the future," remarked Dr. Ziebart.

The Continental Corporation, a leading supplier of brake systems, chassis components, vehicle electronics, tires and technical elastomers, had sales of EUR11.4 billion in 2002. It currently has a workforce of around 69,000.

Continental AG
Hannes Boekhoff
Head of Press
Ph.: +49 (0)511/938-1278
Fax: +49 (0)511/938-1055
prkonzern@conti.de